SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Alfacell Corporation
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    015404106
                                 (CUSIP Number)

                        McCash Family Limited Partnership
                              c/o Michael J. McCash
                            N 3810 S. Grand Oak Drive
                             Iron Mountain, MI 49801
                                 (906) 776-4464
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

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                                                                     Page 2 of 5


CUSIP No. 015404106
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     McCash Family Limited Partnership (the "Reporting Entity")
     39-2038278
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     A Wisconsin limited partnership.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    9,296,152 shares (includes 6,774,590 shares subject to
                    warrants which are currently exercisable or become
                    exercisable within 60 days of May 6, 2005).
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            9,296,152 shares (includes 6,774,590 shares subject to
                    warrants which are currently exercisable or become
                    exercisable within 60 days of May 6, 2005).
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,296,152 shares (includes 6,774,590 shares subject to warrants which are currently exercisable or become exercisable within 60 days of May 6, 2005).
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                         Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Entity on September 24, 2004, relating to the common stock, no par value of Alfacell Corporation, a Delaware corporation. The Reporting Entity is filing this amendment to report that it has participated in transactions that resulted in changes in information previously reported for securities over which the Reporting Person is the beneficial owner, except as set forth herein, there are no other changes to the Schedule 13D as previously filed.

Items 3 and 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

Item 3. Source and Amount of Funds or Other Considerations: The common stock and warrants of the Issuer were contributed by the Partners in consideration for limited units and general units in the Reporting Entity.

            The James O. McCash Trust (the "Trust") held Convertible Notes that when due converted into common stock and warrants of the Issuer. On September 14, 2004, the first convertible note with a principal amount of $100,000 came due and converted into 320,157 shares of common stock and 420,157 shares of common stock subject to warrants. The Trust retained the 320,157 shares of common stock and the warrants for 420,157 shares of common stock were gifted on September 14, 2004 by the Trust to the Reporting Entity and are included in the amounts reported in Items 7-11 of the cover page of this Statement.

            On November 12, 2004, a convertible note with a principal amount of $100,000 came due and converted into 224,931 shares of common stock and 224,931 shares of common stock subject to warrants. The Trust retained the 224,931 shares of common stock and the warrants for 224,931 shares of common stock were gifted by the Trust to the Reporting Entity and are included in the amounts reported in items 7-11 of the cover page of this Statement.

            On May 6, 2005, a convertible note with a principal amount of $200,000 came due and converted into 1,199,890 shares of common stock and an aggregate total of 1,399,890 shares of common stock subject to warrants. The Trust retained the 1,199,890 shares of common stock and the warrants for an aggregate total of 1,399,890 shares of common stock were gifted by the Trust to the Reporting Entity and are included in the amounts reported in items 7-11 of the cover page of this Statement.

Item 5(a) Interest in Securities of the Issuer: Interest in Securities of the Issuer. Based upon information provided by the Issuer 35,245,445 shares of common stock were outstanding as of March 8, 2005. As of May 6, 2005, the Reporting Entity beneficially owned an aggregate of 9,296,152 shares of common stock, or 21.5% of the outstanding shares of common stock.

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                                                                     Page 4 of 5


      (b) The Reporting Entity has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 9,296,152 shares of common stock beneficially owned by it. No Partner individually has the power to dispose or to direct the disposition of the shares of common stock owned by the Reporting Entity.

      (c) Except as described in Item 3 of this Statement, during the past sixty (60) days, there were no purchases or sales of shares of common stock, or securities convertible into or exchangeable for shares of common stock, by the Reporting Entity.

                 Remainder of this page intentionally left blank

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                                                                     Page 5 of 5


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2005

                                        MCCASH FAMILY LIMITED PARTNERSHIP


                                        By: /s/ Michael J. McCash
                                            ------------------------------------
                                            Signature

                                        Michael J. McCash
                                        ----------------------------------------
                                        Name

                                        Managing Partner
                                        ----------------------------------------
                                        Title